SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                                 (Rule 14D-101)

                                (AMENDMENT NO. 3)

                      SOLICITATION/RECOMMENDATION STATEMENT
                          UNDER SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         U.S. TIMBERLANDS COMPANY, L.P.
                           (Name of Subject Company)

                         U.S. TIMBERLANDS COMPANY, L.P.
                      (Name of Person(s) Filing Statement)

                                  COMMON UNITS
                         (Title of Class of Securities)

                                    902977107
                      (CUSIP Number of Class of Securities)

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                                  JOHN M. RUDEY
                           Chief Executive Officer and
                          President of General Partner
                         U.S. TIMBERLANDS COMPANY, L.P.
                              625 MADISON AVENUE,
                                   SUITE 10-B
                            NEW YORK, NEW YORK 10022
                                 (212) 755-1100

                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notice and Communications
                  on Behalf of the Person(s) Filing Statement)

                                   ----------

                                 WITH A COPY TO:

MARTIN NUSSBAUM, ESQUIRE                         JESSE A. FINKELSTEIN, ESQUIRE
SCOTT M. ZIMMERMAN, ESQUIRE                      WILLIAM J. HAUBERT, ESQUIRE
SWIDLER BERLIN SHEREFF FRIEDMAN, LLP             RICHARDS, LAYTON & FINGER, P.A.
THE CHRYSLER BUILDING                            ONE RODNEY SQUARE, P.O. BOX 551
405 LEXINGTON AVENUE                             WILMINGTON, DE 19899
NEW YORK, NY 10174                               (302) 651-7700
(212) 973-0111

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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                        AMENDMENT NO. 3 TO SCHEDULE 14D-9

      This Amendment No. 3 amends and supplements the Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "SEC") on November 15, 2002, amended by Amendment No. 1 to Schedule 14D-9 filed with the SEC on January 6, 2003 and Amendment No. 2 to the Schedule 14D-9 filed with the SEC on January 17, 2003 (as amended and supplemented, the "Schedule 14D-9") by U.S. Timberlands Company, L.P. (the "Company"). The Schedule 14D-9 relates to a tender offer by U.S. Timberlands Acquisition Co., LLC, a Delaware limited liability company (the "Buyer") and a wholly-owned subsidiary of U.S. Timberlands Holdings Group, LLC, a Delaware limited liability company ("Holdings") of which John M. Rudey (together with the Buyer and Holdings, the "Offerors") is the controlling member, to purchase all of the outstanding Common Units of the Company at a price of $3.00 per Common Unit (the "Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 15, 2002 (the "Offer to Purchase") (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer").

      The information in the Schedule 14D-9 is hereby expressly incorporated herein by reference in response to all items of this Amendment No. 3 to Schedule 14D-9, except as otherwise set forth below. You should read this Amendment No. 3 to Schedule 14D-9 together with the Schedule 14D-9 filed with the SEC on November 15, 2002, amended by Amendment No. 1 to Schedule 14D-9 filed with the SEC on January 6, 2003 and Amendment No. 2 to Schedule 14D-9 filed with the SEC on January 17, 2003.

ITEM 8 ADDITIONAL INFORMATION

Item 8 of Schedule 14D-9 is hereby amended and supplemented by adding the following information:

On January 31, 2003, the Company announced that the Delaware Court of Chancery approved the settlement of the class action litigation commenced in connection with the Company's proposed going-private transaction. The full text of the press release issued on January 31, 2003 announcing the settlement approval is filed as Exhibit (a)(10) hereto.

Item 9. Exhibits. Item 9 is supplemented by adding the following information thereto:

Exhibit No.                  Description

(a)(10) Text of press release issued by the Company dated January 31, 2003.*

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* Incorporated by reference to Amendment No. 4 to the Schedule TO/13E-3 filed by
Holdings, the Buyer and John M. Rudey with the SEC on January 31, 2003.

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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2003

                                    U.S. TIMBERLANDS COMPANY. L.P.

                                    By: U.S. TIMBERLANDS SERVICES COMPANY,
                                        L.L.C., its general partner

                                    By:    /s/ John M. Rudey
                                       --------------------------------------
                                    Name:  John M. Rudey
                                    Title: Chief Executive Officer and President

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                                  EXHIBIT INDEX

The Exhibit Index is supplemented by adding the following information thereto:

Exhibit No.                  Description

(a)(10) Text of press release issued by the Company dated January 31, 2003.*

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* Incorporated by reference to Amendment No. 4 to the Schedule TO/13E-3 filed by
Holdings, the Buyer and John M. Rudey with the SEC on January 31, 2003.